

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via E-Mail
Mr. Gary L. McArthur
Chief Financial Officer
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

> **Re:** **Harris Corporation**
> **Form 10-K for the fiscal year ended June 29, 2012**
> **Filed August 27, 2012**
> **File No. 001-03863**

Dear Mr. McArthur:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operations Review, page 36

1. Please revise and expand your MD&A section in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company's cost of sales for both the consolidated and the segment level during all periods presented in the Company's financial statements as required by Item 303 of Regulation S-K. In this regard, we note that page 37 of your MD&A section includes a table with the combined amount of cost of product sales and services but includes only a brief paragraph at the consolidated level which explains the change in gross margin, and does not directly explain the change in cost of sales. Additionally your segment level disclosure does not include any discussion of changes in cost of sales. However, we believe that for a company with the size and breadth of operations as yours, this discussion does not adequately provide your investors with an increased depth of understanding and knowledge necessary to properly evaluate your operating results. Therefore, please

revise to expand and enhance your discussion of cost of sales with regards to both product and services sales. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations. In this regard we believe materiality should be assessed in relation to operating income, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

Additionally, please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should revise to provide discussion and analysis of costs of sales at the segment level when a change in a segment's cost of sales materially impacts the segment's measure of operating profit. As part of your response, please provide us with a copy of your intended revised disclosures.

2. With respect to your overall results of operations disclosure, we also encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:

    *   Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
    *   Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

Discussion of Business Segments

Government Communications Systems Segment, page 41

3. We note your disclosure that operating income and operating income as a percentage of revenue were higher in 2012 compared with fiscal 2011, primarily driven by a more favorable product mix and excellent program performance. Please revise to discuss in greater detail, including quantification, of the reasons for the changes in operating

income. For example, please include details of the types of programs that had increased performance and underlying reasons driving the favorable product mix.

Critical Accounting Policies and Estimates, page 49
Revenue Recognition, page 50

4. We note your disclosure that revenue and anticipated profits under development and production contracts are recorded on a percentage-of-completion basis, generally using the cost-to-cost method of accounting. We also note your disclosure that due to the long-term nature of many of your programs, developing the estimated total cost at completion often requires significant judgment. Since a significant portion of your revenues are recognized using the percentage of completion method, a significant change in one or more of these estimates could affect the profitability of your business. You indicate that if a change in estimated cost to complete a development and production contract is determined to have an impact on contract earnings, you will record a positive or negative adjustment to estimated earnings when identified. Some of the factors considered in the cost estimation include a number of significant items, such as (i) labor productivity and availability of labor; (ii) the nature and complexity of work to be performed; (iii) availability and cost of materials; (iv) subcontractor performance; (v) the impact of delayed performance; (vi) the availability and timing of funding from the customer; and (vii) the recoverability of claims outside the original development and production contract included in the estimate to complete.   Please provide for us and disclose in the notes to your financial statements in future filings, the impact of these changes in contract estimates on your results of operations for each period presented and provide an analysis of the underlying reasons for the changes in estimates. See guidance in ASC 250-10-50-4. Additionally, please revise your disclosure in MD&A to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. As part of your response, please provide us with a copy of your intended revised disclosure.

Notes to the Financial Statements

Note 23. Fair Value Measurements, page 84

5. We note your disclosure in Note 23 that the fair value of assets of discontinued operations held for sale at June 29, 2012 was $541 million. We also note that the fair value of the Broadcast Communications segment was $490 million and the fair value of the assets of discontinued operations held for sale related to CIS were written down to a fair value of $51 million. However, the balance sheet reflects $632.7 million of assets of discontinued operations at June 29, 2012, which does not agree with the $541 million disclosed in Note 23. Please reconcile these two amounts for us and explain the nature of the difference.

<u>Supplemental Financial Information – Quarterly Financial Data, page 89</u>

6. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the impairment of the assets in your discontinued operations in the third quarter of 2012. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief